[Sandell Asset Management Letterhead]


                                                              March 12, 2007

By Hand Delivery

InfoSpace, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, Washington 98004

Attention:  Mr. Jim Voelker
Chairman and Chief Executive Officer

Dear Jim,

Thank you for taking the time to meet with us last week. As you are aware, Sandell Asset Management Corp. and certain funds managed by Sandell, are the beneficial owner of 8.8% of INSP's common stock, making us the largest single stockholder. As such, we are very interested in management and the board's plans to maximize the value of the company's assets. While we agreed on many topics, we are concerned by the lack of definitive plans for return of capital from the company's outsized cash balance and the apparent complacency on cost controls which obscures the profitability and cash flow strength from the company's search/directories segment and impairs the value of the company's largest asset, its >$1 billion NOL carry-forward.

At the meeting, we were encouraged by management's clear focus on operating and growing the business profitably, particularly with respect to the remaining core mobile segment. As we discussed, we firmly believe that core mobile should only be grown on a cash flow neutral basis with very limited acquisition capital expenditures. As we also discussed, we would like the company to increase its focus on cost control. We understand that management is working diligently to reduce expenses as a result of the restructuring of the mobile division but would like to see the cost reductions extended to the entire enterprise. Many cost categories are undoubtedly legacy expenses inherited from a time when INSP was a much larger company, and need to be addressed. Specifically, we recommend that the company immediately commit to at least $15 million of expense reduction by the end of 2007, which we believe would add up to $5 of incremental value to the stock.

Further, we continue to believe that the company should expeditiously return at least $300 million of the current cash balance to shareholders in the form of a $200 million Dutch tender offer at a premium to the current share price and a $100 million special dividend. Our research indicates that these actions would not have any negative impact on your ability to utilize your NOLs going forward. We believe that a large buyback and special dividend would send a very positive signal to the market that the company feels the problems of the past year are behind it and that management and the board are focused on enhancing shareholder value.

We believe that the inherent value of INSP is $35/share and the company could be worth up to $41 in a sale or break-up. We believe the market assigns a discount to each of INSP's four primary assets for the following reasons:

1. CASH - The market is not giving full value to the company's $12/share cash balance due to fear that management may waste the cash on a dilutive acquisition to replace the growth engine lost at the mobile business. We were encouraged by your statements that the company intends to do no such thing.
2. NOLS - The share price reflects virtually no value to the >$1 billion of NOLs. This is likely due to uncertainty over whether the company will be run for profitability or growth. With its current revenue and asset mix, management's lowest risk strategy would be to focus on maximizing profitability and selectively adding profitable cash flowing businesses that complement the search/directories business. Without an unrelenting focus on costs, this asset will be almost worthless.
3. ONLINE - The true value of the online segment is being clouded by the confusing segment reporting and excessive corporate costs which mask the true earnings power of this business. Further concern over growth prospects from last quarter's revenue decline is likely holding the value back. With industry leading 66% gross margins, we would expect this business to be able to earn at least a 40% EBITDA margin if it were run at optimal efficiency. We expect that better segment disclosure and a return to positive top line growth should result in improved valuation.
4. MOBILE - The stock price implies investors are assigning a zero value to this business even though there is still a stable core business outside of the affected content/ringtone business. Further, this segment should be a very attractive acquisition candidate due to its strategic positioning with the major mobile carriers and we think Infospace should investigate the possibility of divesting this business


                                 Metric       Multiple     Value    Per Share*    Assumptions
                            --------------------------------------------------------------------------------------------------------
Operating Segments
  Online                    $76MM EBITDA         8.0x     $608.0      $23.20      $190M Revenue, 40% EBITDA Margins
  Mobile                    $45MM Revenue        2.5x     $112.5       $4.29      Attractive strategic position and growth prospects

NOLs                              ---             --      $150.0       $5.72      NPV based on improved profitability

Special Dividend              $100MM              --      $100.0       $3.82      One-time dividend

Remaining cash balance        $102MM              --      $101.9       $3.89      Assumes $200M in Dutch Tender, $100M Dividend
                            --------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Break-up Value                                          $1,045.3      $40.92

less:  Corporate Overhead   $(20)MM of EBITDA    8.0x     (160.0)      (6.10)     Ex-corporate level options expense.  Pro forma for
                                                                                  expense reduction program
Fair public market value                                  $885.3      $34.81
------------------------------------------------------------------------------------------------------------------------------------

*  Assuming $200MM Dutch Tender


As stated above, we believe that a meaningful return of capital and commitment to modest cost reductions would send a very positive signal to the market and close at least a portion of the valuation gap. Further, if the market is unwilling to assign the proper value to the company or management is unable to take the necessary actions to close the gap, THE BOARD SHOULD IMMEDIATELY ENGAGE A FINANCIAL ADVISOR TO SELL THE COMPANY IN WHOLE OR IN PART.

While we were encouraged by several of the discussion topics at our recent meeting, as the company's largest shareholder, our clear interest (directly aligned with that of other shareholders) is to see value maximized. We believe that your current strategy falls short of this objective and in light of this, we are currently considering our options with respect to nominating an alternative slate of directors at your upcoming annual meeting.

We look forward to continued discussion on enhancing value at Infospace and can be reached at 212-603-5700 at your convenience.

Sincerely,

/S/ Nick Graziano

Nick Graziano
Managing Director
Sandell Asset Management